[redacted]

11019025

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-51850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LiquidPoint LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S.Wacker Drive, Suite 4700
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Saliba **(312) 986-2000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony J. Saliba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LIQUIDPOINT LLC as of December 31st, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]

Anthony J. Saliba, Chief Executive Officer

OFFICIAL SEAL
PATRICIA M SUERTH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/13/12

Patricia M Suerth

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LiquidPoint LLC

Statement of Financial Condition

December 31, 2010

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
LiquidPoint LLC

We have audited the accompanying statement of financial condition of LiquidPoint LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LiquidPoint LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 21, 2011

LiquidPoint LLC

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 8,044,710
Other restricted deposits	303,283
Deposits with clearing organizations	1,497,597
Receivables and unbilled revenue from brokers, dealers and clearing organizations	2,975,609
Accounts receivable and unbilled revenue, net of allowance of $201,734	2,729,237
Fixed assets, net of accumulated depreciation and amortization of $1,530,886	1,259,818
Goodwill	301,168
Other assets	1,304,323
Total assets	$ 18,415,745
Liabilities and member's equity	
Liabilities:	
Accounts payable and other accrued expenses	$ 1,394,327
Deferred revenue	416,979
Accrued compensation and other liabilities	4,562,929
Total liabilities	6,374,235
Member's equity	12,041,510
Total liabilities and member's equity	$ 18,415,745

The accompanying notes are an integral part of this statement of financial condition.

LiquidPoint LLC

Notes to Statement of Financial Condition

December 31, 2010

1. Organization and Description of Business

LiquidPoint LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange ("CBOE"), the National Futures Association and various other options exchanges in the United States. The Company provides listed options execution, brokerage and trading technology services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary and options exchange customers. The CBOE serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and its wholly owned subsidiary Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's management team, directors, and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits and money market accounts.

2. Significant Accounting Policies (continued)

Deposits with Clearing Organizations

Deposits with clearing organizations consist of short-term U.S. treasury bills. U.S. treasury bills are recorded on a trade date basis at fair value with gains and losses included in interest income.

Other Restricted Deposits

Other restricted deposits consist of certificates of deposit held in connection with the Company's operating lease. The carrying amounts of these certificates of deposit on the statement of financial condition approximate fair value.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers and dealers and fees receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

2. Significant Accounting Policies (continued)

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value. The Company completed its annual evaluation of goodwill as of May 1, 2010 and determined no impairment charge was required. Subsequent to May 1, 2010, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

Other Assets

Other assets primarily consist of prepaid assets and receivables from affiliates.

Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses primarily consist of amounts due to banks, accrued rent and other accrued expenses.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued compensation, payables to related parties and other miscellaneous liabilities.

Income Taxes

The Company is treated as a single member limited liability company for tax purposes and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. The tax provision for the Company has been computed in accordance with the TSA.

2. Significant Accounting Policies (continued)

Recent Accounting Developments

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements).

The guidance is effective for reporting periods beginning after December 15, 2009, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which is effective for reporting periods beginning after December 15, 2010. The adoption of these changes had no material impact on the Company's statement of financial condition.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

3. Financial Instruments (continued)

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities

- U.S. Treasury Securities. U.S. treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. treasury securities are generally categorized in Level 1 of the fair value hierarchy.

Deposits

- Time Deposits. The fair value of certificates of deposit is determined using third-party quotations. These deposits are generally categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Assets				
Other restricted deposits:				
Certificates of deposit	$ –	$ 303,283	$ –	$ 303,283
Deposits with clearing organizations:				
U.S. treasury bills	1,497,597	–	–	1,497,597
Total assets	$ 1,497,597	$ 303,283	$ –	$ 1,800,880

There were no transfers among Levels during the year.

4. Receivables and Unbilled Revenue from Brokers, Dealers and Clearing Organizations

At December 31, 2010, amounts receivable and unbilled revenue from brokers, dealers and clearing organizations include:

Receivables and unbilled revenue:	
Broker-dealers receivables	$ 2,074,975
Broker-dealers unbilled revenue	773,073
Clearing organizations	127,561
Total receivables and unbilled revenue	$ 2,975,609

5. Fixed Assets

At December 31, 2010, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer hardware	$ 1,987,643	$ (1,165,531)	$ 822,112
Leasehold improvements	243,087	(220,129)	22,958
Software	288,380	(51,291)	237,089
Furniture and equipment	271,594	(93,935)	177,659
Total	$ 2,790,704	$ 1,530,886	$ 1,259,818

During the year, the Company removed fully depreciated fixed assets totaling $3,325,534. Included in this amount were assets acquired under capital leases totaling $597,796. There are no remaining principal payments due under capital lease obligations.

6. Deferred Compensation

The Company operates a number of deferred compensation plans in order to provide long-term incentives to employees.

As a result of being acquired by ConvergEx, the Company created the 2007 and 2008 LP Employee Bonus Plan which provides bonuses to be granted to certain employees of the Company. The grant was paid in equal installments on July 2, 2008, July 2, 2009, and July 2, 2010 with the final installment of $242,293 to be paid on July 2, 2011, provided the employees remain employed by the Company in good standing.

6. Deferred Compensation (continued)

The Company provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Awards are generally payable to each employee over the two years following the grant of the award. The Company plans to make payments related to this program of $2,313,336, $1,646,670 and $642,726 in 2011, 2012 and 2013 respectively.

7. Retirement Savings Plans

All employees of the Company that meet eligibility requirements have the option of participating in the Company's 401(k) plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan.

8. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

One customer accounted for 16% of the accounts receivable balance at December 31, 2010.

9. Commitments and Contingencies

Operating Leases

The Company is obligated under a non-cancelable operating lease to pay the following minimum rentals:

Year	Lease Payments
2011	$ 468,397
2012	482,449
2013	496,922
2014	511,830
2015	392,445
	$ 2,352,043

9. Commitments and Contingencies (continued)

The operating leases are subject to periodic escalation charges. The Company's operating lease expires in September 2015.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

10. Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2010.

At December 31, 2010, Group and Eze Castle had $750,000,000 of debt outstanding. Group's ownership interest in the Company was pledged as security against the debt.

11. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 $^{2}/_{3}$ percent of aggregate indebtedness, all as defined. At December 31, 2010, the Company had net capital of $4,209,298, which was $3,784,349 in excess of its minimum net capital requirement of $424,949. The Company's aggregate indebtedness to net capital ratio was 1.51 to 1.

The Company is also subject to The Options Clearing Corporation ("OCC") Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 6 $^{2}/_{3}$ percent of aggregate indebtedness. At December 31, 2010, the Company was $2,209,298 in excess of this minimum net capital requirement.

11. Regulatory Requirements (continued)

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) under the Securities Exchange Act of 1934.

12. Related Party Transactions

The Company incurs a support service fee to cover shared expenses with ConvergEx and various affiliated entities, whereby certain management, administrative and technical services are provided to the Company. At December 31, 2010, the Company had a payable of $27,659 related to these services which is included in accrued compensation and other liabilities.

Under separate agreements, the Company supplies execution and clearing services to BNY ConvergEx Execution Solutions LLC ("CES") and NorthPoint Trading Partners LLC ("NP"). At December 31, 2010, the Company had net receivables of $566,560 and $0 from CES and NP, respectively, relating to these services which are included in other assets.

The Company provides office space and related services to other subsidiaries of ConvergEx. The Company's Chief Executive Officer maintains significant ownership interest in SalibaCo, LLC ("SC LLC"). During the year, the Company provided office space and related services to SC LLC. The Company also receives certain administrative support from SC LLC.

13. Subsequent Events

The Company has evaluated all subsequent events through February 21, 2011, and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Managers and Management of
LiquidPoint LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Managers and Management of LiquidPoint LLC (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Chicago Board Options Exchange, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. The Company's Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries on the Company's check registry and general ledger. No findings were noted.

2. Compared the total quarter to date revenue amounts reported on the March 31, 2010, June 30, 2010, September 30, 2010 and the December 31, 2010 FOCUS reports with the amounts reported in Form SIPC-7 for the period from January 1, 2010 through December 31, 2010. No findings were noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including information derived from the Company's general ledger and sub-ledger systems. No findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers. No findings were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 21, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Liquid Point LLC
311 South Wacker Drive
Chicago, IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Joanna Salamone 617-316-1119

2 A. General Assessment (item 2e from page 2)		$ 104,805
B. Less payment made with SIPC-6 filed (exclude interest) 7/23/2010 Ck #2993 Date Paid		(62,546)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		42,259
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 42,259
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 42,259	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liquid Point LLC
(Name of Corporation, Partnership or other organization)

Joanna Salamone
(Authorized Signature)

Controller
(Title)

Dated the ____ day of ____________, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 42,457,640
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	480,254
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sublease income and affiliate support fees	55,267
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	535,521
2d SIPC Net Operating Revenues	$ 41,922,119
2e General Assessment @ .0025	$ 104,805

(to page 1, line 2.A.)